FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                            For the month of May 2007


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Positive ACAM2000 vote


Acambis' ACAM2000 receives positive recommendations from Advisory Committee

Cambridge, UK and Cambridge, Massachusetts - 17 May 2007 - Acambis plc (Acambis) (LSE: ACM) announces that the Vaccines and Related Biological Products Advisory Committee of the US Food and Drug Administration yesterday voted unanimously that Acambis' ACAM2000 is both safe and efficacious.

The Advisory Committee was asked to review whether the clinical data demonstrated that ACAM2000 was safe and effective for use in persons at high risk of exposure to smallpox virus. It voted 11-0 in favour on both the safety and efficacy of ACAM2000.

The FDA has the final decision on licensure of ACAM2000. It has identified 31 August 2007 as the target date for its response to Acambis' ACAM2000 licence application under the Prescription Drug User Fee Act.

Ian Garland, Acambis' Chief Executive Officer, said:

"We are delighted with the outcome of the Advisory Committee meeting and look forward to the FDA's decision on our licence application. This positive vote further reinforces our confidence in the potential for ACAM2000 to be licensed, which is a necessary prerequisite to finalising a warm-base manufacturing contract with the CDC and securing a long-term revenue stream that will underpin Acambis' continued growth."

Acambis developed ACAM2000 under contracts with the US Centers for Disease Control and Prevention (CDC) in response to the US Government's need for a stockpile of smallpox vaccine to counter the threat of smallpox being used as a biological weapon. To date, Acambis has supplied 192.5 million doses of ACAM2000 to the US's Strategic National Stockpile under an FDA Investigational New Drug
(IND) application.

ACAM2000 is intended to be used for protection of persons determined by the US Government to be at high risk for smallpox infection, which currently includes vaccination of military personnel being deployed to certain regions. The CDC and Acambis are discussing provision by Acambis of a long-term production capability and licence maintenance activities under a 'warm-base manufacturing' contract, which would provide smallpox vaccine production entirely in the US.

                                     -ends-

Enquiries:

Acambis plc
Ian Garland, Chief Executive Officer
Elizabeth Brown, Acting Chief Financial Officer
Lyndsay Wright, VP, Communications and IR
Tel: +44 (0) 1223 275 300

Brunswick
Jon Coles / Justine McIlroy / Margherita Lupi
Tel: +44 (0) 20 7404 5959

About the Advisory Committee

The Advisory Committee is panel of experts who provide the FDA with independent opinions and recommendations on applications related to new and currently marketed drugs, biologics, vaccines and FDA policies. All final decisions related to a regulated product are made by the FDA.

About ACAM2000

Acambis currently supplies ACAM2000 to governments under an FDA IND application. To date, Acambis has supplied more than 200 million doses of ACAM2000 to 15 governments.

  * ACAM2000 is derived from Dryvax(R), a first-generation vaccine used during the global eradication programme.
  * It is manufactured using modern cell-culture techniques, designed to comply with current Good Manufacturing Practice standards.
  * It is a clonal vaccine based on a single type of vaccinia virus, which has been well characterised.
  * It is routinely manufactured under animal serum-free conditions to minimise the chance of any passenger viruses or animal proteins being present.
  * It is grown in a continuous cell line providing a predictable, standardised manufacturing process.
  * Acambis has completed Phase 1, 2 and 3 clinical testing under an IND from the FDA.
  * A Biologics License Application was filed with the FDA in 2006.


About Acambis
Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. ChimeriVax-JE, Acambis' most advanced product in the non-biodefence pipeline, has to date shown an excellent safety and efficacy profile following pivotal Phase 3 trials. It is currently undergoing paediatric trials in India and is partnered with sanofi pasteur and Bharat Biotech. Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see relevant risk sections in the Company's latest Annual Report and Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.




                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 18 May 2007                            ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.